Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

November 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Duc Dang, Esq.

Re:	American Realty Capital – Retail Centers of America, Inc.
Registration Statement on Form S-11
Filed September 13, 2010
File No. 333- 169355

Dear Mr. Dang:

On behalf of our client, American Realty Capital – Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 14, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on September 13, 2010 (No. 333- 169355) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.
We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) pursuant to Section 3(c)(5)(C) of the Investment Company Act and certain related No-Action Letters from the Commission.  Pursuant to this exemption, (i) at least 55% of the Company’s assets must consist of real estate fee interests or loans secured exclusively by real estate, or both, (ii) at least 25% of the Company’s assets must consist of loans secured primarily by real estate (this percentage will be reduced by the amount by which the percentage in (i) above is increased), and (iii) up to 20% of the Company’s assets may consist of miscellaneous investments.  The Company intends to engage primarily in the business of buying real estate, specifically existing anchored, stabilized core retail properties, or other securities that are secured by real estate.  Further, the Company acknowledges that participations in mortgage loans, mortgage-backed securities, mezzanine loans, preferred equity investments, joint venture investments and the equity securities of other real estate companies may not constitute qualifying real estate assets in accordance with the above requirements, depending on the characteristics of the specific investments.  However, the Company expects that such investments will constitute a small part of the Company’s overall portfolio composition.  The Company intends to monitor compliance with these requirements on an ongoing basis.

2.
Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.A of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with this offering must set forth a balanced presentation as set forth in Item 19.A of Industry Guide 5.  We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We advise the Staff that the Company will submit to the Staff for review all pictures, graphics or artwork that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement.

4.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters.  We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Market Regulation in several no-action letters.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

Cover Page

6.
Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus.  Please revise and limit the cover page to one page.

We confirm to the Staff that the Company has limited the cover page to one page as required by Item 501.

7.	Bullet points 5 and 9 appear to address similar risks. Please revise to combine the two bullet points or tell us how they are different.

We advise the Staff that the Company has revised the disclosure to combine the two bullet points.

8.	It is not clear how the sixth bullet point represents a risk. Please revise to clarify. Further, it appears that the noted bullet point is already addressed by the tenth bullet point.

We advise the Staff that the Company has removed the sixth bullet point on the cover page.

9.	Please revise the eleventh bullet point to clarify that you may sell assets to pay distributions. Please make similar revisions to your disclosure on page 22.

We advise the Staff that the Company has revised the bullet point and disclosure to clarify that it may sell assets to pay distributions.

Prospectus Summary, page 1

10.
We note that your summary is 23 pages long and currently repeats, verbatim, information that appears in the body of the prospectus.  Please revise to limit this section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.  Please refer to note 4 to Rule 421 of Regulation C.

We advise the Staff that the Company has revised the prospectus summary to include only those aspects of the offering that are the most significant and to eliminate repetitive disclosure.

11.
We note your disclosure on the prospectus cover page that you are offering your shares on a “reasonable best efforts” basis.  Please revise your disclosure in this section to clarify how a “reasonable best efforts” offering differs from a best efforts offering.  Also, clarify if you are using the term “reasonable” on the cover page to indicate that the amount being registered represents what you reasonably expect to offer and sell in the next two years.  Please refer to Rule 415(a)(2) of Regulation C.

The Company has revised its disclosure concerning reasonable best efforts to state that reasonable best efforts means “good faith efforts with reasonable diligence”. The Company believes that the definition of reasonable best efforts is materially the same as that used by many courts in defining the term “best efforts.”  See Kenneth A. Adams, “Understanding ‘Best Efforts’ and Its Variants (Including Drafting Recommendations),” 50 Prac. Law. 11, 14 (2004). However, a few cases have suggested that the term “best efforts” could require extraordinary efforts, including the undue expenditure of funds and this has led to widespread usage of the term reasonable best efforts by practicioners. The Company believes that the use of the term reasonable best efforts simply clarifies the meaning by eliminating the possible interpretation of the term best efforts to require extraordinary efforts, rather than changing the generally understood meaning of best efforts. Accordingly, the Company does not believe that any disclosure of the difference between best efforts and reasonable best efforts is required.

We advise the Staff that the Company is not using the term “reasonable” on the cover page to indicate that the amount that it reasonably expects to offer and sell in the next two years.

A number other offerings have used the term “reasonable best efforts” in describing the offering, without a disclosure of the difference between a reasonable best efforts offering and a best offering. For other offerings conducted on a “reasonable best efforts” basis, please see, for example:  exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

12.
We note your disclosure that Mr. Schorsch has been active in the structuring and financial management of commercial real estate investments for over 25 years.  Please revise your disclosure starting on page 65 to substantiate the noted disclosure.

We advise the Staff that the Company has revised its disclosure relating to Mr. Schorsch’s experience to state that “[h]e has been active in the structuring and financial management of commercial real estate investments for over 20 years” and the prospectus has been revised to include information to substantiate such experience.

What is American Realty Capital – Retail Centers of America, Inc.?, Page 1

13.	Please clarify what you mean by the term “de-malling.”

We advise the Staff that the Company has revised its disclosure to clarify that the term “de-malling” means the process by which an enclosed mall is reconfigured into an outdoor, open air format.

14.
Please tell us how the disclosure of the five prior programs represents key information that should be included here even though such information is already presented in your prior performance summary and the tables.

We advise the Staff that the Company has revised its disclosure to remove the duplicative language.

What are your exit strategies?, page 9

15.
If you are unable to sell all the securities registered here, please clarify if the six years will be measured from the termination of any subsequent registration statement filed to carry forward unsold shares.

We advise the Staff that the Company has revised its disclosure in the prospectus to clarify that the six years will be measured from the termination of the offering, including any subsequent registration statement filed to carry forward unsold shares from this offering.

16.	Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

We advise the Staff that the Company has revised the disclosure in the prospectus to clarify that the Company may continue in perpetuity if its shareholders do not approve its proposed liquidity transactions.

What are the fees that you will pay to the advisor …?, page 11

17.
We note that you may pay 7% or 7.5% of gross proceeds to your dealer manager.  Please revise your table to provide the estimated amount for each of the 7% fee and the 7.5% fee.  In addition, please revise to clarify how a portion of the dealer manager fee will be reallowed.  Please make similar revisions to your disclosure on page 79.

We advise the Staff that the Company has revised the tables to provide an estimated amount for each of the 7% fee and the 7.5% fee.  In addition, the Company has revised footnote 1 to the table on page 76 to clarify how a portion of dealer manager fee will be reallowed.

Are there any risks involved in an investment in your shares?, page 21

18.	Please revise the tenth bullet point to clarify that you may use offering proceeds to pay distributions.

We advise the Staff that the Company has revised the bullet point to clarify that it may use offering proceeds to pay distributions.

19.	Please revise to combine the second and third bullet points or tell us how they represent different risks.

We advise the Staff that the Company has revised the disclosure to combine the second and third bullet point.

What types of reports on my investment and tax information will I receive?, page 23

20.	Please revise here or the appropriate section to discuss the information to be included in the distribution reports.

We kindly refer the Staff to page 183 of the prospectus which discusses the information included in the distribution reports.

Risk Factors, page 24

21.
Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain but will instead remain employees of the sponsor or its affiliates.  In addition, please add a risk factor addressing the impact on you if key personnel of your advisor are internalized by another American Realty entity.

We advise the Staff that the Company has revised the disclosure in the prospectus to add a risk factor to explain that, upon any internalization of its advisor, certain key employees may not remain with the advisor but will instead remain employees of the sponsor or its affiliate.  In addition, the Company has revised the risk factor entitled “If our advisor, the service provider or their respective affiliates lose or are unable to obtain key personnel, including in the event another American Realty Capital-sponsored program internalizes its advisor, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment” to address the impact on the Company if the advisor is internalized by another American Realty Capital entity.

22.
Please review your risk factors and revise to remove mitigating language.  We note, for example only, your risk factor on page 28 relating to indemnification.  Please revise your risk factors to discuss only the risk presented.  You may discuss mitigating factors elsewhere in the prospectus.

We advise the Staff that the Company has revised the disclosure in the prospectus to remove mitigating language in the risk factors.

We have no prior operating history…., page 24

23.
The first paragraph of the narrative has two sentences that encompass seven lines of text to discuss the fact that your advisor will rely on the service provider.  To enhance readability, please revise to simply state that your advisor has contracted out its responsibilities to the service provider.

We acknowledge the Staff’s request and advise that the Company has revised the disclosure in the risk factor accordingly.

We rely on our advisor, and our advisor relies on the service provider…., page 27

24.	It is not clear now this subheading conveys an actual risk. Please revise to convey an actual risk instead of noting a fact.

We advise the Staff that the Company has revised this risk factor to convey an actual risk.

Our advisor will face conflicts of interest…., page 28

25.	It is not clear why disclosure of the amounts raised and properties purchased is relevant to the risk you are attempting to convey. Please clarify or revise to remove such performance information.

We advise the Staff that the Company has removed the performance information in the risk factor.

You are bound by the majority vote on matters …, page 34

26.
This risk factor and the one immediately following it appear to address risks that affect companies across industries.  As such, they appear broad and generic.  Please revise to clarify how the risks are specific to you or revise to remove these risk factors.

We advise the Staff that the Company has reviewed the disclosure and (1) has removed the risk factor beginning with “[y]ou are bound by a majority vote on matters…” and (2) has revised the immediately following risk factor beginning with “[i]f you do not agree….”

Delays in acquisitions of properties…., page 40

27.	It is not clear how this presents a separate risk from the risk factor on page 26 with the subheading “we may suffer from delays….” Please revise to clarify or remove the duplicative risk factor.

We advise the Staff that the Company has removed the duplicative risk factor that was formerly on page 26.

Economic conditions may adversely affect…., page 42

28.	It appears this risk factor addresses the same risk as the first risk factor on page 43. Please revise to clarify how the two represent separate risks or revise to combine.

We advise the Staff that the Company has revised the disclosure and removed the duplicative risk factor.

Distributions that we make to our stockholders will generally be taxable as ordinary income, page 53

29.	It is not clear how this represents a material risk to potential investors. Please revise to clarify.

We advise the Staff that the Company has removed the subject risk factor.

Market Overview, page 60

30.
Please provide us with support for all quantitative and qualitative business and industry data used in this section.  Clearly mark the specific language in the supporting materials that supports each statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We advise the Staff that the Company will provide relevant sources for quantitative and qualitative business and industry data used in the Market Overview section in connection with the filing of a future amendment to the Registration Statement.  Please also note that none of the supporting materials were prepared specifically for the Company in connection with this offering.

Management, page 63

31.
On page 3, we note that you have identified your sponsor as American Realty Capital IV, LLC.  Elsewhere, you refer to the American Realty Capital group as sponsors of other programs.  Please revise to clarify if both entities are your sponsors.  Also, please identify your promoters as requested by Item 11(d) of Form S-11.

We advise the Staff that the Company has revised the disclosure to clarify that the sponsor is American Realty Capital IV, LLC as well the American Realty Capital group.  We advise the Staff that the Company has revised the disclosure to identify its promoters as requested by Item 11(d) of Form S-11.

Executive Officers and Directors, page 65

32.
For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Schorsch, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

We kindly refer the Staff to pages 61 to 63 where the Company addresses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Schorsch and Mr. Kahane should serve as a director for the Company in light of the Company’s business and structure.

We advise the Staff that independent directors will be named in a future amendment to the Registration Statement, and, when such independent directors are appointed, the Company will include the disclosure required by Item 401(c) of Regulation S-K.

33.	Please clarify when Mr. Block discontinued working for American Financial Realty Trust.

We advise the Staff that the Company has revised the disclosure to clarify when Mr. Block discontinued working for American Financial Realty Trust.

Limited Liability and Indemnification of Directors …, page 71

34.	We note the disclosure here and the disclosure on page 73 that your advisor has “contractual responsibility” to you. Please revise to identify the parties that owe you fiduciary duties.

We advise the Staff that the Company has revised its disclosure to identify that the advisor may be deemed to owe the Company fiduciary duties.

The Advisor, page 73

35.	Please revise to clarify here when your advisor was formed and the number of personnel it employs.

We advise the Staff that the Company has revised its disclosure to clarify when the advisor was formed and the number of personnel it employs.

The Service Provider and its Affiliates, page 74

36.	Please revise to specifically identify and provide more details about the service provider.

We advise the Staff that the Company has revised its disclosure to specifically identify and provide more details about the service provider.

The Services Agreement, page 75

37.
We note your disclosure on page 76 that your service provider lent your sponsor $1.5 million.  Please disclose whether you have any obligations as a result of this loan.  Please disclose whether this impacted the decision to hire the service provider.  Additionally, please disclose whether this loan may impact your operations.  Please add a risk factor as appropriate.  Additionally, please add this disclosure to your discussion on page 78 regarding related party transactions.

We advise the Staff that the Company has revised its disclosure to provide that the loan is repayable by the sponsor solely from acquisition fees and/or financing coordination fees payable by the Company to the advisor.  In addition, the Company has revised its disclosure to provide whether the loan has impacted its decision to hire the service provider.

We advise the Staff that, because the loan will be repayable solely from the fees paid to the advisor and will not be recourse to the advisor, the loan will not impact the operations of the advisor, and, as a result, no disclosure as to the impact is necessary in that regard. Furthermore, since the loan is repayable solely from acquisition fees and/or financing fees and the service provider has no other recourse against the Company or the advisor, the Company believes that including such a risk factor is unnecessary.

We advise the Staff that the Company has not included disclosure of the loan in its discussion of related party transactions because the loan is not a transaction to which the Company is a party and therefore not required to be disclosed under Item 404 of Regulation S-K.

38.
We note that your advisor was recently formed and that the service provider provides services that are the responsibility of your advisor.  Please revise to discuss the business purpose of not entering into an agreement with the entity that will also provide advisory services.  Also, revise to clarify your remedies in the event of a breach of the service agreement.

We advise the Staff that the Company has revised its disclosure to discuss the business purpose for not entering into an agreement with the service provider and to clarify the advisor’s remedies in the event of a breach of the services agreement.

Dealer Manager, page 77

39.
For each officer, please ensure that you provide the timeframe associated with each business association disclosed.  If an officer assumed a different position during their tenure with a particular entity, please provide this date as well.  Please refer to Item 401 of Regulation S-K.

We advise the Staff that the Company has revised its disclosure to provide the timeframe associated with each business association disclosed.

Management Compensation, page 79

40.	Please revise the description of your fees to clearly discuss the services associated with each fee. Please refer to Section 4.A of Industry Guide 5 for guidance.

We advise the Staff that the Company has revised its disclosure to clearly discuss the services associated with each fee.

41.
From your disclosure on pages 73 through 74 it appears that you will reimburse your advisor for personnel cost, including the salaries and benefits to be paid to your named executive officers.  Please revise your disclosure here to clarify this.  Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

We advise the Staff the Company has revised its disclosure to clarify that it will reimburse its advisor for personnel cost, including the salaries and benefits to be paid to its named executive officers and has provided an approximate anticipated amount of reimbursement for compensation, including base salary, bonuses and related benefits, on an annual basis for its executive officers.

We kindly submit to the Staff that the Company does not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the Company.  As a result, the overall compensation should not be deemed compensation related for services provided to the Company and need not be disclosed other than as set forth in the prospectus.

42.
On page 79, we note that your advisor will pay a substantial portion of their fees to the service provider. Please clarify if the compensation of the service provider is solely the obligation of your advisor and whether you will be required to reimburse your advisor for any payments made to the service provider. Alternatively, please clarify the portion of the service provider compensation that you would be responsible for.

We advise the Staff the Company has revised its disclosure to clarify that the compensation of the service provider is solely the obligation of its advisor.

43.
We note the disclosure of the oversight fee.  Please clarify if your advisor would select a third party service provider that could charge fees greater than those disclosed in the table for property management and leasing services.

We advise the Staff the Company has revised its disclosure to clarify that the advisor will not be paid an oversight fee if the Company contracts with a third party service provider to provide property management and leasing services for fees greater than disclosed in the table under “Property Management and Leasing Fees.”

44.	Please revise to disclose the “other similar non-cash reserves” excluded from the calculation for “average invested assets.”

We advise the Staff the Company that the phrase “reserves for depreciation or bad debts or other similar non-cash reserves” is specifically required by the NASAA Statement of Policy Regarding Real Estate Investment Trusts as part of its definition of “average invested assets”.  We believe that other similar non-cash reserves would include non-cash items such as reserves for litigation and other contingencies that are required to be established under generally accepted accounting principles in the United States.  However, since this definition is required by the state blue sky commissions, rather than established by the Company, we do not believe it would be appropriate to change this definition.

45.
We note that you will not provide reimbursements for personnel cost for services where an acquisition fee or real estate commission is paid.  Please revise to clarify if you will provide reimbursements for personnel cost for services where the other operational stage fees are paid.  If so, please discuss the purpose of reimbursing for salaries when you are already paying fees to your advisor under the advisory agreement for such services.

We advise the Staff the Company has revised its disclosure in the prospectus to clarify that it will provide reimbursements for personnel cost for services where the other operational stage fees are paid. The asset management fee of 1% of net assets is not intended to cover expenses of providing the services and it is customary to provide for reimbursement of expenses, including personnel expenses, in addition to the fee. These reimbursements are customary market practice and are permitted under the NASAA REIT Guidelines.

46.
Please disclose the limitations applicable to the financing coordination fee.  Also, please tell us why you are not able to estimate the maximum amount payable for this fee based on your maximum leverage policies.

We refer the Staff to footnote 4 in the management compensation table, which provides the limit on the financing coordination fee, and the Company has also added a footnote cross-referencing footnote 4 to the financing coordination fee.  In addition, the Company has estimated the maximum amount payable for this fee based on the Company’s maximum leverage policies.

47.
We note your disclosure regarding the subordinated participation in net sale proceeds and the subordinated incentive listing distribution indicates that you will pay your advisor “15% of remaining net sale proceeds after return of capital contributions plus payment to investors of a 7% cumulative, pre tax, non-compounded return on the capital contributed by investors.”  We note that in section 8.7 of your Form of Articles of Amendment and Restatement, you may pay this amount provided stockholders have received “an amount equal to one hundred percent (100%) of the Invested Capital, plus an amount equal to six percent (6%) of the Invested Capital per annum cumulative.”  Please revise your disclosure, as appropriate, to address this discrepancy.  Additionally, please clarify if this limit also applies to the subordinated distribution upon termination.

We advise the Staff that Section IV.F.1 of the NASAA REIT Guidelines provides that an “incentive fee” shall be allowed, provided the amount or percentage of such interest is reasonable.  Such an interest in the gain from the sale of Company assets shall be considered presumptively reasonable if it does not exceed 15% of the balance of such net proceeds remaining after payment to the stockholders, in the aggregate, of an amount equal to 100% of the original issue price of the shares, plus an amount equal to 6% of the original issue price of the shares per annum cumulative.  As required by the NASAA REIT Guidelines, the Company has included this restriction in the Form of Articles of Amendment and Restatement. The disclosure in the prospectus specifies that these fees will not be payable to the advisor until a 7% return is paid to investors, which is set forth in the Operating Partnership Agreement under which the advisor is granted its interest.  Since this requirement is more restrictive on the amount payable to the advisor, the fees are considered presumptively reasonable, and, therefore, the Company believes that there is no discrepancy.

We kindly refer the Staff to footnote 14 in the management compensation table which describes the amounts payable in connection with the subordinated distribution upon termination.  The amounts payable upon termination are only paid if the values are above the capital contribution plus a cumulative compounded 7% return.  Since the 7% return exceeds the 6% return in the Form of Articles of Amendment and Restatement, this limit is met and the Company does not believe that any further disclosure is required.

Conflicts of Interest, page 88

48.	Please disclose whether any of the other entities referenced in the second paragraph of this section have similar investment objectives to you.

We advise the Staff the Company has revised its disclosure to disclose the potential overlap of the investment objectives.

Receipt of Fees and Other Compensation…., page 91

49.
You disclose that fees associated with the sale of properties will only be paid after shareholders receive a return of capital and a certain level of returns.  Please clarify if the noted condition applies to sales commissions.

We advise the Staff the Company has revised its disclosure to clarify that the noted condition does not apply to sales commissions payable to the dealer manager.

50.
You state that your advisor and its affiliates may have conflicts for certain actions because fees will be payable regardless of the quality of properties.  Please revise to specifically disclose the fees that create the noted conflicts and clarify that the advisor and its affiliates “will” have conflicts due to how the fees arc structured.

We advise the Staff the Company has revised its disclosure to disclose the fees that create the noted conflicts and to clarify that the advisor and its affiliates “will” have conflicts due to how the fees are structured.

Certain Conflict Resolution Procedures, page 91

51.
We note that you will not acquire a property from a related party for an amount that exceeds the appraised value.  Please revise to clarify whether the appraisal will be acquired from an independent source.

We advise the Staff the Company has revised its disclosure to clarify that the appraisal will be acquired from an independent source.

52.	Please revise to clarify if your advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by your board.

We advise the Staff the Company has revised its disclosure to clarify that the advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by the board of the Company.

Investment Strategy, Objectives and Policies, page 95

53.	Please limit the use of disclosure that is repeated from the disclosure in your “market overview” section.

We advise the Staff that the Company has deleted the repetitive disclosure from the “Market Overview” section rather than from the “Investment Strategy, Objectives and Policies” section, where the Company considers it more appropriate to include.

Competition, page 109

54.
We note your disclosure that you have a competitive advantage over most of your competitors due to your organizational structure.  Please explain why you believe this provides an advantage and discusse the differences in structure between you and your competitors, including other REITs.

We advise the Staff that the Company has removed the sentence from the prospectus.

Prior Performance Summary, page 115

55.	We note that you have included disclosure of programs managed by Messrs. Schorsch and Kahane. Please clarify if they sponsored such programs.

We advise the Staff that the Company has revised its disclosure to clarify that Messrs. Schorsch and Kahane sponsored such programs.

56.	We note that you have provided segregated disclosure for each program. Please refer to the guidance provided by Item 8.A.1 of Industry Guide 5 and revise to provide such disclosure.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide the disclosure required by Item 8.A.1 of Industry Guide 5.

57.	Please provide a discussion of any major adverse business developments or conditions experienced by any prior program. Please refer to Item 8.A.2 of Industry Guide 5 for guidance.

We advise the Staff that the Company believes there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.

Please note that American Realty Capital New York Recovery REIT, Inc., an issuer sponsored by the same sponsors as the Company, disclosed an adverse business development or condition relating to American Financial Realty Trust (“AFRT”).  AFRT maintained a slightly higher level of leverage as of December 31, 2006 (the end of the last fiscal year for which Mr. Nicholas S. Schorsch was affiliated with AFRT) than some other REITs in its peer group, i.e., office REITs, and the disclosure relating to AFRT in the Form S-11 filed by American Realty Capital New York Recovery REIT, Inc., related to such level of leverage.  As of December 31, 2006, AFRT’s total debt to total real estate investments was approximately 55%.  As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%.  We respectfully submit to the Staff that the Company believes that AFRT’s historical debt ratio, which was slightly higher than that of its peers, is not an adverse business development or condition, and that there have been no major adverse business developments or conditions experienced by AFRT during the period in which Mr. Schorsch was affiliated with the company or any other program or non-program warranting disclosure in the prospectus.

58.	Please provide the disclosure requested by Item 8.A.3 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide the disclosure required by Item 8.A.3 of Industry Guide 5.

59.	Please provide the disclosure requested by Item 8.A.4 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide the disclosure required by Item 8.A.4 of Industry Guide 5.

60.	Please tell us the operational differences between the note programs and your proposed operations and why they constitute programs that should be disclosed in this section.

We kindly submit to the Staff that the operational difference between the note programs and the proposed operations is that the note programs involved notes with a fixed interest rate and a stated maturity rather than an equity investment.  The notes were issued to investors in a private placement by issuers that owned one or more properties net leased to third parties.  As a result of the terms, the investment objectives are dissimilar to the Company’s investment objectives.

Since the Company does not have a “public track record” as defined in Industry Guide 5, it has described all prior programs.  It is the Company’s understanding that a program in which investments were made by outside investors, even if the investors acquired notes rather than equity interests, is required to be treated as a prior program.

61.	Please tell us whether American Realty Capital, LLC raised capital from passive investors.

We kindly refer the Staff to page 119 of the prospectus which provides that no money was raised from investors in connection with the properties acquired by American Realty Capital, LLC.  All American Realty Capital, LLC transactions were done with the equity of the principals or joint-venture partners of American Realty Capital, LLC.

American Financial Realty Trust, page 118

62.
Please provide support for your statement:  “Three years following its initial public offering, AFRT was an industry leader.”  Clearly mark the specific language in the supporting materials that supports this statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We advise the Staff that the Company has removed the disclosure from the prospectus.

Material U.S. Federal Income Tax Considerations, page 119

63.
We note that the Health Care and Education Reconciliation Act of 2010 was signed into law recently.  It appears that this may impact your investors.  Please revise to disclose the impact of this Act or tell us why you believe such impact is not material.

We advise the Staff that the Company has revised the disclosure in the prospectus to disclose the impact of the relevant provision of the Health Care and Education Reconciliation Act of 2010 on its investors.

Distribution Policy and Distributions, page 146

64.	Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

We advise the Staff that the Company has revised the disclosure in the prospectus to disclose the potential impact on distributions resulting from fees and expenses payable to its advisor.  We advise the Staff that redemption payments will not impact distributions because they will be paid out of the proceeds from sales of common stock under the Company’s distribution reinvestment plan and not from cash flow.

65.	We note your disclosure on page 52 that you may pay dividends using common stock. Please revise your disclosure in this section to address this.

We advise the Staff that the Company has revised the disclosure in the prospectus to clarify that the Company may pay dividends using common stock.

Share Repurchase Program, page 154

66.
We note your disclosure that “[o]nly those stockholders who purchase their shares from [you] or received their shares from [you] (directly or indirectly) through one or more noncash transactions may be able to participate in the share redemption program.”  Please add a risk factor to address the risk this poses to shareholders that may seek to transfer their shares.  For example, please address the impact that this restriction may have on the value of a stockholder’s shares.

We advise the Staff that the Company has revised the disclosure to add a risk factor addressing such risk.

67.	We note your disclosure on page 18 that you will provide 30 days’ notice prior to amending, suspending or terminating the program. Please revise to provide this disclosure here.

We advise the Staff that the Company has revised its disclosure throughout the prospectus with respect to the share repurchase program to remove the 30 days’ notice requirement.

68.	Please disclose the circumstances, other than the 5% limitation and reinvestment funding requirement, under which you would reject a request for repurchase.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide circumstances under which the Company would reject a request for repurchase.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Proposed Business Operations, Page F-6

69.
We note your disclosure that the advisor has retained Lincoln Retail REIT Services, LLC (“Lincoln”) to provide real estate-related services.  Please revise your footnote to clarify if Lincoln is a related party or a third party.

We advise the Staff that the Company has revised the footnote to clarify that Lincoln is a third party.

Prior Performance Tables

70.
We note that you have included disclosure for American Realty Capital Trust in your tables even though the offering has not closed.  Please refer to instruction 1 to Tables I, II, and III and tell us your basis for such inclusion.

We kindly advise the Staff that the Company has included this disclosure in order to comply with a comment letter previously sent by the Commission addressed to another American Realty Capital sponsored REIT, requesting the company to include this information.

71.
In connection with the preceding comment, please refer to instruction 3 to Tables I, II, and III and tell us why you have not provide prior performance disclosure for all prior programs, regardless of investment objective.

We advise the Staff that the Company has included prior performance disclosure for all programs in existence as of December 31, 2009.

Table I

72.	Please note that the percentages should be based off the amount raised. Please refer to Table I in Appendix II of Industry Guide 5 and revise your disclosure accordingly.

We advise the Staff that the Company has revised Table I to calculate the percentages from the amount raised.

Part II, page II-1

Exhibits

73.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company intends to submit the remaining exhibits, including the legal and tax opinions, as soon as they are available, and in any event prior to requesting effectiveness of the Registration Statement.

74.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

We advise the Staff that the Company intends to execute the various agreements concurrently with the effectiveness of this offering. As such, the Company is not able to file final, executed agreements prior to effectiveness of the Registration Statement.  The Company will file final, executed copies of these agreements as exhibits to a subsequent Form 8-K filing.

75.
We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1.  Please note that the final executed version of this document must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.

We advise the Staff that the Company intends to file a final, executed version of the Company’s articles of amendment and restatement prior to requesting effectiveness of the Registration Statement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3025.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven A. Fishman
Steven A. Fishman, Esq.